Exhibit 99.1

As used herein, the “Company” refers to Ardagh Metal Packaging S.A., and “we”, “our”, “us”, “AMP” and the “Group” refer to AMPSA and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended March 31, 2026			Three months ended March 31, 2025
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,504	—	1,504	1,268	—	1,268
Cost of sales		(1,325)	(1)	(1,326)	(1,116)	(2)	(1,118)
Gross profit		179	(1)	178	152	(2)	150
Sales, general and administration expenses		(83)	(3)	(86)	(75)	(1)	(76)
Intangible amortization		(36)	—	(36)	(33)	—	(33)
Operating profit		60	(4)	56	44	(3)	41
Net finance expense	6	(57)	(3)	(60)	(56)	6	(50)
Loss before tax		3	(7)	(4)	(12)	3	(9)
Income tax (charge)/credit		(1)	—	(1)	4	—	4
Loss for the period		2	(7)	(5)	(8)	3	(5)

Loss attributable to:
Equity holders				(5)			(5)
Non-controlling interests				—			—
Loss for the period				(5)			(5)

Loss per share:
Basic and diluted loss per share attributable to equity holders	7			$(0.01)			$(0.02)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended March 31,
		2026	2025
	Note	$'m	$'m
Loss for the period		(5)	(5)

Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		11	(13)
		11	(13)
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		59	(16)
-Movement out of reserve to income statement		(6)	10
-Movement in deferred tax		(5)	1
		48	(5)
Loss recognized on the cost of hedging
-New fair value adjustments into reserve		(1)	—
		(1)	—

Items that will not be reclassified to income statement
-Remeasurement of employee benefit obligations	11	4	7
-Deferred tax movement on employee benefit obligations		(1)	(2)
		3	5

Total other comprehensive income/(expense) for the period		61	(13)

Total comprehensive income/(expense) for the period		56	(18)

Attributable to:
Equity holders		56	(18)
Non-controlling interests		—	—
Total comprehensive income/(expense) for the period		56	(18)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At March 31,	At December 31,
		2026	2025
	Note	$'m	$'m
Non-current assets
Intangible assets	8	1,137	1,181
Property, plant and equipment	8	2,469	2,515
Derivative financial instruments		11	2
Deferred tax assets		59	62
Employee benefit assets		16	15
Other non-current assets		66	64
		3,758	3,839
Current assets
Inventories		490	509
Trade and other receivables		626	467
Contract assets		304	267
Income tax receivable		29	34
Derivative financial instruments		75	41
Cash, cash equivalents and restricted cash		142	522
		1,666	1,840
TOTAL ASSETS		5,424	5,679

Equity attributable to owners of the parent
Equity share capital	9	7	7
Share premium	9	5,989	5,989
Other reserves		(5,660)	(5,707)
Retained earnings		(1,034)	(972)
		(698)	(683)
Non-controlling interests		8	8
TOTAL EQUITY		(690)	(675)

Non-current liabilities
Borrowings	10	4,239	4,301
Employee benefit obligations		144	152
Derivative financial instruments		13	20
Deferred tax liabilities		114	117
Other liabilities and provisions	12	25	35
		4,535	4,625
Current liabilities
Borrowings	10	241	118
Interest payable		58	18
Derivative financial instruments		16	17
Trade and other payables		1,221	1,539
Income tax payable		27	27
Other liabilities and provisions	12	16	10
		1,579	1,729
TOTAL LIABILITIES		6,114	6,354
TOTAL EQUITY and LIABILITIES		5,424	5,679

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent

			Foreign	Cash	Cost
			currency	flow	of				Non-
	Share	Share	translation	hedge	hedging	Other	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	reserves	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$’m	$'m
	Note 9	Note 9
At January 1, 2025	267	5,989	—	(8)	—	(5,652)	(738)	(142)	6	(136)
Loss for the period	—	—	—	—	—	—	(5)	(5)	—	(5)
Other comprehensive (expense)/income	—	—	(13)	(5)	—	—	5	(13)	—	(13)
Hedging gains transferred to cost of inventory	—	—	—	(3)	—	—	—	(3)	—	(3)
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 12)	—	—	—	—	—	(1)	—	(1)	1	—
Dividends (Note 14)	—	—	—	—	—	—	(66)	(66)	—	(66)
At March 31, 2025	267	5,989	(13)	(16)	—	(5,653)	(804)	(230)	7	(223)

At January 1, 2026	7	5,989	(80)	26	—	(5,653)	(972)	(683)	8	(675)
Loss for the period	—	—	—	—	—	—	(5)	(5)	—	(5)
Other comprehensive income/(expense)	—	—	11	48	(1)	—	3	61	—	61
Hedging gains transferred to cost of inventory	—	—	—	(10)	—	—	—	(10)	—	(10)
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 12)	—	—	—	—	—	(1)	—	(1)	—	(1)
Dividends (Note 14)	—	—	—	—	—	—	(60)	(60)	—	(60)
At March 31, 2026	7	5,989	(69)	64	(1)	(5,654)	(1,034)	(698)	8	(690)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended March 31,
		2026	2025
	Note	$'m	$'m
Cash flows used in operating activities
Cash used in operations	13	(325)	(276)
Net interest paid		(11)	(17)
Settlement of foreign currency derivative financial instruments		(7)	(7)
Income tax paid		(3)	(10)
Net cash used in operating activities		(346)	(310)

Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(59)	(39)
Net cash used in investing activities		(59)	(39)

Cash flows received from/(used in) financing activities
Proceeds from borrowings		145	—
Repayment of borrowings		(7)	(2)
Deferred debt issue costs paid		(8)	(1)
Lease payments		(45)	(25)
Dividends paid	14	(60)	(66)
Net cash received from/(used in) financing activities		25	(94)

Net decrease in cash, cash equivalents and restricted cash		(380)	(443)

Cash, cash equivalents and restricted cash at beginning of period		522	610
Foreign exchange gains on cash, cash equivalents and restricted cash		—	10
Cash, cash equivalents and restricted cash at end of period		142	177

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on January 20, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Approximately 76% of the issued ordinary shares of the Company are indirectly held by Ardagh Holdings S.A., a company registered in Luxembourg (together with its subsidiaries other than AMPSA and its subsidiaries, the “Ardagh Group”). The Ardagh Group capital structure is separate and distinct from AMPSA’s capital structure.

The Company is an independent, pure-play metal beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.” The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMP operates 23 production facilities in Europe and the Americas and employs approximately 6,500 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ approval

The unaudited consolidated interim financial statements were approved for issue by the board of directors of AMPSA (the “Board”) on April 21, 2026.

3.     Summary of accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the periods ended March 31, 2026 and 2025, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2025, which was prepared in accordance with IFRS® Accounting Standards and related interpretations as issued by the International Accounting Standards Board (“IASB”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

Ardagh Metal Packaging S.A.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report.

Going concern

At the date that the unaudited consolidated interim financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these unaudited consolidated interim financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, March 31, 2027.

In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt, the availability of committed borrowing facilities and external factors including the evolving trade and tariff environment, economic and exchange rate volatility linked to political and geopolitical risks, the separate and distinct AMPSA capital structure, and as a result, it is the Board’s judgment that it is appropriate to prepare the unaudited consolidated interim financial statements using the going concern basis.

Recent changes in accounting pronouncements

New standards and amendments to existing standards and interpretations which are effective for annual periods beginning on or after January 1, 2026, and have not been early adopted by the Group include IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which will replace IAS 1 ‘Presentation of Financial Statements.’ IFRS 18 will retain many of the principles from IAS 1 with limited changes, in particular, it will not impact the recognition or measurement of items in the financial statements, or items which are presented in the income statement. IFRS 18 will introduce new presentation of items within the income statement, new required disclosures in the financial statements for certain management defined performance measures reported outside of an entity’s financial statements, and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective for annual periods beginning on or after January 1, 2027 with retrospective application to all comparative periods.

The Board’s assessment of the impact of this standard on the consolidated financial statements is on-going. The Board’s assessment of the impact of other new or amended standards which are not yet effective and which have not been early adopted by the Group, including various Amendments to IFRS 9 and IFRS 7 regarding ‘Contracts Referencing Nature-dependent Electricity’ and ‘Classification and the Measurement of Financial Instruments’, and IFRS 19 ‘Subsidiaries without Public Accountability’ is on-going however they are not expected to have a material effect on the consolidated financial statements.

4.     Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the Chief Operating Decision Maker (“CODM”). The CODM has been identified as being the Board.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense or income, depreciation and amortization and exceptional operating items. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation, while certain contracts have tolling arrangements whereby customers arrange for the procurement of metal themselves. Consequently, the CODM evaluates the financial effects of the business activities of the reportable segments based on Adjusted EBITDA, which includes the net impact of the pass through pricing model operated by the business.

Segmental revenues are derived from sales to external customers. Inter-segmental revenue is not material.

Ardagh Metal Packaging S.A.

Reconciliation of loss for the period to Adjusted EBITDA

	Three months ended March 31,
	2026	2025
	$'m	$'m
Loss for the period	(5)	(5)
Income tax charge/(credit)	1	(4)
Net finance expense	60	50
Depreciation and amortization	119	111
Exceptional operating items	4	3
Adjusted EBITDA	179	155

Segment results for the three months ended March 31, 2026 and 2025 are:

	Revenue		Adjusted EBITDA
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Europe	625	528	75	49
Americas	879	740	104	106
Group	1,504	1,268	179	155

One customer accounted for greater than 10% of total Group revenue across both reportable segments in the three months ended March 31, 2026 (2025: one).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and, therefore, additional disclosures relating to product lines are not necessary.

The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2026:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	620	1	4	625
Americas	—	734	145	879
Group	620	735	149	1,504

The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2025:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	520	2	6	528
Americas	—	616	124	740
Group	520	618	130	1,268

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended March 31,
	2026	2025
	$'m	$'m
Over time	1,215	1,029
Point in time	289	239
Group	1,504	1,268

5.     Exceptional items

	Three months ended March 31,
	2026	2025
	$'m	$'m
Start-up related and other costs	1	2
Exceptional items – cost of sales	1	2
Transaction-related and other costs	3	1
Exceptional items – SG&A expenses	3	1
Exceptional finance expense/(income)	3	(6)
Exceptional items – finance expense/(income)	3	(6)
Exceptional income tax	—	—
Total exceptional items, net of tax	7	(3)

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2026

A charge of $7 million has been recognized as exceptional items in the three months ended March 31, 2026, primarily comprising:

●	$1 million start-up related and other costs, principally in Europe relating to the Group's investment programs.
●	$3 million of transaction-related and other costs, primarily comprised of legal fees incurred in respect of litigation proceedings taken against a customer in the Americas which progressed to trial during the period (see note 18), and professional advisory fees and other costs incurred in respect of the Group's transformation initiatives.
●	$3 million net exceptional finance expense primarily relates to a loss on the movement in fair market value of the Earnout Shares.

2025

A net credit of $3 million has been recognized as exceptional items in the three months ended March 31, 2025, primarily comprising:

●	$2 million start-up related and other costs predominantly in the Americas, relating to the Group’s investment programs.
●	$1 million of restructuring and other costs primarily related to transformation initiatives.
●	$6 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares and Private and Public Warrants.

Ardagh Metal Packaging S.A.

6.     Net finance expense

	Three months ended March 31,
	2026	2025
	$'m	$'m
Senior Facilities interest expense*	44	39
Net pension interest cost	1	1
Lease interest cost	5	6
Losses on derivative financial instruments	—	5
Foreign currency translation losses	1	1
Other net finance expense	6	4
Net finance expense before exceptional items	57	56
Exceptional finance expense/(income) (note 5)	3	(6)
Net finance expense	60	50

*Includes interest related to Senior Secured Green Notes and Senior Green Notes and in the prior period, the Senior Secured Term Loan which was repaid in December 2025.

During the period ended March 31, 2026, the Group recognized $5 million (2025: $6 million) of interest paid related to lease liabilities in cash used in operating activities in the unaudited consolidated interim statement of cash flows. Other net finance expense is primarily comprised of fees incurred on the Group’s receivables financing arrangements.

#

7.   Earnings per share

Basic loss per share (“EPS”) is calculated by dividing the loss for the period attributable to equity holders by the weighted average number of ordinary shares outstanding during the period.

The following table reflects the income statement loss and share data used in the basic EPS calculations:

	Three months ended March 31,
	2026	2025
	$'m	$'m
Loss attributable to equity holders as presented in the income statement	(5)	(5)
Less: Dividend on Preferred Shares (note 14)	—	(6)
Loss attributable to equity holders used in calculating earnings per share	(5)	(11)
Weighted average number of Ordinary Shares for EPS (millions)	597.7	597.7
Loss per share	$(0.01)	$(0.02)

Diluted loss per share is consistent with basic loss per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 9 for details of any transactions involving the Ordinary Shares for the three months ended March 31, 2026.

Ardagh Metal Packaging S.A.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2026	1,181	2,515
Additions	6	63
Disposals	—	(7)
Charge for the period	(36)	(83)
Foreign exchange	(14)	(19)
At March 31, 2026	1,137	2,469

At March 31, 2026, the carrying amount of goodwill included within intangible assets was $1,022 million (December 31, 2025: $1,035 million).

At March 31, 2026, the carrying amount of the right-of-use assets included within property, plant and equipment was $361 million (December 31, 2025: $392 million).

The Group recognized a depreciation charge of $83 million in the three months ended March 31, 2026 (2025: $78 million), of which $24 million (2025: $24 million) relates to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amount of the goodwill is fully recoverable as at March 31, 2026.

9.	Equity share capital and share premium

Issued and fully paid shares:

	Ordinary Shares (par value €0.01)	Share capital	Share premium
	(million)	$'m	$'m
At December 31, 2025 and at March 31, 2026	597.7	7	5,989

There were no material share transactions involving the Ordinary Shares of the Company in the three months ended March 31, 2026.

Ardagh Metal Packaging S.A.

10.     Financial assets and liabilities

At March 31, 2026 the Group’s net debt and available liquidity was as set out below:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency
		m			m	$'m	$'m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	517	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
5.000% Senior Secured Green Notes	EUR	570	30-Jan-31	Bullet	570	656	—
6.250% Senior Secured Green Notes	USD	620	30-Jan-31	Bullet	620	620	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	575	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan facility	Various	390	29-Jan-31	Revolving	—	140	250
Bradesco facility	BRL	500	30-Oct-26	Bullet	—	—	96
Lease obligations	Various	—	Various	Amortizing	—	333	—
Other borrowings	Various	—	Various	Amortizing	—	22	—
Total borrowings						4,513	346
Deferred debt issue costs						(33)	—
Net borrowings						4,480	346
Cash, cash equivalents and restricted cash						(142)	142
Derivative financial instruments used to hedge foreign currency and interest rate risk						(6)	—
Net debt / available liquidity						4,332	488

The fair value of the Group’s total borrowings, excluding lease obligations at March 31, 2026 is $3,951 million (December 31, 2025: $3,973 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as the incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.

The Global Asset Based Loan facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

Ardagh Metal Packaging S.A.

At December 31, 2025 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	529	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
5.000% Senior Secured Green Notes	EUR	570	30-Jan-31	Bullet	570	670	—
6.250% Senior Secured Green Notes	USD	620	30-Jan-31	Bullet	620	620	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	587	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan facility	USD	351	30-Apr-27	Revolving	—	—	351
Bradesco facility	BRL	500	30-Oct-26	Bullet	—	—	91
Lease obligations	Various	—	Various	Amortizing	—	368	—
Other borrowings	Various	—	Various	Amortizing	—	27	—
Total borrowings						4,451	442
Deferred debt issue costs						(32)	—
Net borrowings						4,419	442
Cash, cash equivalents and restricted cash						(522)	522
Derivative financial instruments used to hedge foreign currency and interest rate risk						3	—
Net debt / available liquidity						3,900	964

The maturity profile of the Group’s net borrowings is as follows:

	At March 31,	At December 31,
	2026	2025
	$'m	$'m
Within one year or on demand	241	118
Between one and three years	1,243	1,269
Between three and five years	2,979	1,722
Greater than five years	50	1,342
Total borrowings	4,513	4,451
Deferred debt issue costs	(33)	(32)
Net borrowings	4,480	4,419

Financing activity

The decrease in lease obligations from $368 million at December 31, 2025 to $333 million at March 31, 2026, primarily reflects $45 million of principal repayments, disposals of $5 million and foreign currency movements of $2 million, partly offset by $17 million of new lease liabilities.

At March 31, 2026 the Group had cash drawings of $140 million (December 31, 2025: $nil) on the Global Asset Based Loan facility, with a maximum cash capacity of $390 million of the total facility of $450 million available due to amounts allocated for working capital collateralization.

Ardagh Metal Packaging S.A.

On January 29, 2026, the Group signed an amendment agreement to increase the Global Asset Based Loan facility to $450 million and to extend the maturity to January 29, 2031.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan facility and Other borrowings – the fair values of the borrowings in issue are based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants (see note 12 for further details) – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.
(vi)	Virtual power purchase agreement – the fair value of the embedded derivative (floor price) in the virtual power purchase agreement is based on a valuation technique using an unobservable volatility assumption which represents a Level 3 input.

Cross currency interest rate swaps

The Group hedges certain of its borrowing and interest payable thereon using CCIRS, with a net asset position at March 31, 2026 of $6 million (December 31, 2025: $3 million net liability).

Net investment hedges in foreign operations

The Group has designated $360 million (2025: $350 million) of its Loan Notes as a net investment hedge. A loss of $8 million was recognized in relation to the Group’s net investment hedging arrangements in the unaudited consolidated interim statement of comprehensive income for the three months ended March 31, 2026 (2025: gain of $14 million).

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. Certain forward contracts are designated as cash flow hedges for accounting purposes.

The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Virtual Power Purchase Agreement

As part of our sustainability strategy to achieve our climate targets, the Group entered into a virtual power purchase agreement (“vPPA”) in July 2024. The renewable energy generation facility underlying the agreement is managed by the operator. The Group has no rights of determination or control over the use of the facilities. The benefit accruing from the virtual power purchase agreement is the Group receives certificates as proof of origin of electricity from

Ardagh Metal Packaging S.A.

renewable energies, and in return pays a quarterly financial flow to the developer if the respective spot electricity price falls below an agreed floor price.

The valuation applied a Black Scholes model, using a key data input for the risk-free rate of 2.4% (December 31, 2025: 2.1%), with an estimated volatility of 31% (December 31, 2025: 31%). The estimated fair market value at March 31, 2026 was a liability of $3 million (December 31, 2025: liability of $4 million), which has been reflected within non-current derivative financial instruments, representing the value of the certificates to be received by the Group and the option value of the agreed floor price. An increase or decrease in volatility of 5% would not result in a material change to the fair market value as at March 31, 2026.

11.   Employee benefit assets and obligations

Employee benefit assets and obligations at March 31, 2026 have been reviewed in respect of the latest discount rates, inflation rates and asset valuations. A net re-measurement gain of $4 million (2025: gain of $7 million) has been recognized in the unaudited consolidated interim statement of comprehensive income for the three months ended March 31, 2026.

The re-measurement gain recognized for the three months ended March 31, 2026 consisted of a decrease in the obligations of $7 million (2025: decrease of $9 million), partly offset by a decrease in asset valuations of $3 million (2025: decrease of $2 million).

12.   Other liabilities and provisions

	At March 31,	At December 31,
	2026	2025
	$'m	$'m
Other liabilities
Current	6	—
Non-current	12	14
Provisions
Current	10	10
Non-current	13	21
	41	45

Other liabilities

Earnout shares

The Ardagh Group has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to the Ardagh Group subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 ‘Financial Instruments: Presentation’, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated interim financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate 4% (December 31, 2025: risk-free rate 3%); and traded closing AMP share price, with estimates of volatility 63% (December 31, 2025: volatility 50%) and dividend yield. The estimated valuations of the liability at March 31, 2026, and December 31, 2025, were $6 million and $3 million, respectively. Changes in the fair market valuation of the Earnout Shares of $3 million have been reflected as exceptional finance expense within net finance expense for the three months ended March 31, 2026 (March 31, 2025: income of $5 million). Any increase or decrease in volatility of 5% would result

Ardagh Metal Packaging S.A.

in an increase or decrease in the liability as at March 31, 2026, of approximately $3 million (December 31, 2025: $2 million).

Warrants

AMPSA warrants are exercisable for the purchase of Ordinary Shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated interim financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate 4% (December 31, 2025: risk-free rate 3%), with estimates for volatility 63% (December 31, 2025: volatility 50%) and dividend yield. The estimated valuations of the liability at March 31, 2026 and December 31, 2025, were $nil. Any increase or decrease in volatility of 5% would not result in a significant change in the fair value of the AMP Warrants at March 31, 2026 (December 31, 2025: $nil). All outstanding warrants were delisted from the NYSE on December 3, 2025 due to “abnormally low selling price” levels.

Put and call arrangements

In conjunction with the NOMOQ acquisition completed in February 2023, the Group has entered into put and call option arrangements for the acquisition of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group has recognized the fair value of the obligation at March 31, 2026 of $12 million (December 31, 2025: $11 million) within other liabilities and provisions.

13.   Cash used in operating activities

	Three months ended March 31,
	2026	2025
	$'m	$'m
Loss for the period	(5)	(5)
Income tax charge/(credit)	1	(4)
Net finance expense	60	50
Depreciation and amortization	119	111
Exceptional operating items	4	3
Movement in working capital	(498)	(428)
Exceptional costs paid, including restructuring	(6)	(3)
Cash used in operations	(325)	(276)

14.   Dividends

	Three months ended March 31,
	2026	2025
	$'m	$'m
Cash dividends on Ordinary Shares declared and paid:
Interim dividend: $0.10 per share	60	60
Cash dividends on Preferred Shares declared and paid:
Interim dividend	—	6
	60	66

On February 24, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend was paid on March 26, 2026, to shareholders of record on March 12, 2026.

Ardagh Metal Packaging S.A.

On December 2, 2025, the Company redeemed its 56,306,306 non-convertible, non-voting 9% cumulative Preferred Shares with a nominal value of €4.44 each, issued in July 2022 to AGSA and subsequently transferred to a wholly-owned subsidiary of AGSA in 2024, for a total consideration of €250 million ($289 million at the exchange rate applicable on that date). The Preferred Shares were subsequently canceled on December 9, 2025.

15.   Related party transactions

(i)	Pension scheme – the pension schemes are related parties. For details of significant transactions during the period, see note 11.
(ii)	Services Agreement between the Company and Ardagh Group. A net charge of $9 million has been included in SG&A expenses for the three months ended March 31, 2026 (2025: $9 million).
(iii)	Earnout Shares – see note 12.
(iv)	Related party transactions and balances between the Group and the Ardagh Group includes a net movement in working capital in the three months ended March 31, 2026 of $1 million related to transaction and other costs reimbursed by the Ardagh Group to the Group (2025: $5 million charged to the Group by the Ardagh Group) and a lease liability of $1 million payable to the Ardagh Group at March 31, 2026.
(v)	Dividends – see note 14.

There were no other significant related party transactions in the three months ended March 31, 2026.

16.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change, including permit compliance, property damage and business disruption, on the Group has not resulted in a contingent obligation at March 31, 2026.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes

Ardagh Metal Packaging S.A.

that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

17.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.  The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan Facility.

18.   Events after the reporting period

In December 2022, Ardagh Metal Packaging USA Corp., a subsidiary of AMPSA, filed a lawsuit in the United States District Court for the Northern District of Illinois, against its customer, American Craft Brewery, a subsidiary of The Boston Beer Company, Inc. (“Boston Beer”), for breach of contract in respect of minimum volume purchase requirements. The litigation progressed to trial during the period and on April 6, 2026, the Court entered a jury verdict awarding damages of approximately $175 million, plus pre-judgment interest if assessed, to the Group, subject to any post-trial motions.

On April 21, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend will be paid on June 25, 2026 to shareholders of record on June 11, 2026.

Elizabeth Marcellino intends to step down from the Board and will not stand for re-election as a director of the Company at the 2026 annual general meeting of shareholders of the Company.

Ardagh Metal Packaging S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2026, including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS Accounting Standards and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit or profit or loss for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

Business drivers

The main factors affecting the results of the Group’s operations are: (i) global economic trends, end-consumer demand for our products and production capacity of our production facilities; (ii) prices of energy and raw materials used in our business, primarily aluminum and coatings, which can be impacted by new, expanded or retaliatory tariffs or new trade agreements, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

We generate our revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices. While we currently believe the recently implemented and additional proposed changes to tariffs are likely to have a minimal impact on the results of the Group’s operations, management continues to closely monitor the evolving environment and the potential impact on the Group.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including customer marketing and pricing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to the holidays in December. Accordingly, we generally build inventories in the first and fourth quarters in anticipation of the seasonal demands in our beverage business.

Our Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, including cost of sales, and sales, marketing and administrative expenses. The elements of our cost of sales include (i) variable costs, such as energy, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation. Our variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Ardagh Metal Packaging S.A.

Results of operations

Three months ended March 31, 2026 compared with three months ended March 31, 2025:

	Unaudited
	Three months ended March 31,
	2026	2025
	$'m	$'m
Revenue	1,504	1,268
Cost of sales	(1,326)	(1,118)
Gross profit	178	150
Sales, general and administration expenses	(86)	(76)
Intangible amortization	(36)	(33)
Operating profit	56	41
Net finance expense	(60)	(50)
Loss before tax	(4)	(9)
Income tax (charge)/credit	(1)	4
Loss for the period	(5)	(5)

Revenue

Revenue in the three months ended March 31, 2026 increased by $236 million, or 19%, to $1,504 million, compared with $1,268 million in the three months ended March 31, 2025. Excluding favorable foreign currency translation effects of $65 million, revenue increased by $171 million, mainly reflecting the pass through to customers of higher input costs and favorable volume/mix effects.

Cost of sales

Cost of sales in the three months ended March 31, 2026 increased by $208 million, or 19%, to $1,326 million, compared with $1,118 million in the three months ended March 31, 2025. Pre-exceptional cost of sales increased by $209 million from the prior period. The increase in pre-exceptional cost of sales is principally due to increased revenue as noted above and corresponding input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended March 31, 2026 increased by $28 million, or 19%, to $178 million, compared with $150 million in the three months ended March 31, 2025. Gross profit percentage in the three months ended March 31, 2026 remained consistent with the three months ended March 31, 2025 at 11.8%. Excluding exceptional cost of sales, gross profit percentage in the three months ended March 31, 2026 decreased by 10 basis points to 11.9% compared with 12.0% in the three months ended March 31, 2025, as a result of the items outlined above in revenue and cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended March 31, 2026 increased by $10 million, or 13%, to $86 million, compared with $76 million in the three months ended March 31, 2025. The increase in sales, general and administration expenses was primarily due to higher labor costs and increased provisions for customer receivables in the current period. Excluding exceptional items, sales, general and administration expenses increased by $8

Ardagh Metal Packaging S.A.

million. Exceptional sales, general and administration expenses increased by $2 million compared with the three months ended March 31, 2025. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Intangible amortization

Intangible amortization in the three months ended March 31, 2026 increased by $3 million, or 9% to $36 million, compared with $33 million in the three months ended March 31, 2025, primarily due to foreign exchange effects.

Operating profit

Operating profit in the three months ended March 31, 2026 increased by $15 million, or 37% to $56 million, compared with $41 million in the three months ended March 31, 2025, due to higher gross profit, partially offset by increased sales, general and administration expenses and higher intangible amortization as outlined above.

Net finance expense

Net finance expense in the three months ended March 31, 2026 increased by $10 million, or 20% to $60 million compared with $50 million in the three months ended March 31, 2025. Net finance expense in the three months ended March 31, 2026 and 2025 comprised the following:

	Three months ended March 31,
	2026	2025
	$'m	$'m
Senior Facilities interest expense	44	39
Net pension interest cost	1	1
Lease interest cost	5	6
Losses on derivative financial instruments	—	5
Foreign currency translation losses	1	1
Other net finance expense	6	4
Net finance expense before exceptional items	57	56
Exceptional finance expense/(income)	3	(6)
Net finance expense	60	50

Interest expense in the three months ended March 31, 2026, increased by $5 million to $44 million, compared with $39 million in the three months ended March 31, 2025. The increase primarily reflects the higher principal of the Senior Secured Green Notes due 2031 issued in December 2025, than the senior facilities repaid on the same date.

Lease interest cost in the three months ended March 31, 2026, decreased by $1 million to $5 million compared with $6 million in the three months ended March 31, 2025, driven by a decrease in lease obligations in the current period and related interest thereon.

The Group recognized no gains or losses on derivative financial instruments in the three months ended March 31, 2026, compared with $5 million in the three months ended March 31, 2025, which primarily related to the Group’s vPPA and CCIRS.

Foreign currency translation losses in the three months ended March 31, 2026 of $1 million is consistent with the three months ended March 31, 2025.

Exceptional net finance expense of $3 million in the three months ended March 31, 2026, relates to a loss on movement in the fair market value of the Earnout Shares. Exceptional net finance income of $6 million in the three months

Ardagh Metal Packaging S.A.

ended March 31, 2025, related to gains on movement in the fair market values of the Earnout Shares and Private and Public Warrants.

Income tax (charge)/credit

Income tax charge in the three months ended March 31, 2026 was $1 million, compared with an income tax credit of $4 million in the three months ended March 31, 2025. The increase of $5 million in the income tax charge is due to an increase of $5 million in income tax charge on profit/(loss) before exceptional items, attributable to the increase in profit before exceptional items in the three months ended March 31, 2026.

The effective income tax rate (ETR) on profit before exceptional items for the three months ended March 31, 2026 was 33%, consistent with an ETR of 33% for the three months ended March 31, 2025.

Loss for the period

As a result of the items described above, the Group recognized a loss of $5 million for the three months ended March 31, 2026, consistent with the three months ended March 31, 2025.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of loss for the period before income tax charge/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS Accounting Standards and should not be considered an alternative to profit as indicators of operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

For a reconciliation of the loss for the period to Adjusted EBITDA see Note 4 – Segment analysis of the Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2026.

Adjusted EBITDA in the three months ended March 31, 2026, increased by $24 million, or 15%, to $179 million, compared with $155 million in the three months ended March 31, 2025. Excluding favorable foreign currency translation effects of $6 million, adjusted EBITDA increased by $18 million, principally due to favorable volume/mix effects and higher input cost recovery, partly offset by higher operational and overhead costs.

Ardagh Metal Packaging S.A.

Exceptional items

The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses, net finance expense/(income) and income tax:

	Three months ended March 31,
	2026	2025
	$'m	$'m
Start-up related and other costs	1	2
Exceptional items – cost of sales	1	2
Transaction-related and other costs	3	1
Exceptional items – SG&A expenses	3	1
Exceptional finance expense/(income)	3	(6)
Exceptional items – finance expense/(income)	3	(6)
Exceptional income tax	—	—
Total exceptional items, net of tax	7	(3)

ss

2026

A charge of $7 million has been recognized as exceptional items in the three months ended March 31, 2026, primarily comprising:

●	$1 million start-up related and other costs, principally in Europe relating to the Group's investment programs.
●	$3 million of transaction-related and other costs, primarily comprised of legal fees incurred in respect of litigation proceedings taken against a customer in the Americas which progressed to trial during the period (see Note 18 of the Unaudited Consolidated Interim Financial Statements, and professional advisory fees and other costs incurred in respect of the Group's transformation initiatives.
●	$3 million net exceptional finance expense primarily relates to a loss on the movement in fair market value of the Earnout Shares.

2025

A net credit of $3 million has been recognized as exceptional items in the three months ended March 31, 2025, primarily comprising:

●	$2 million start-up related and other costs predominantly in the Americas, relating to the Group’s investment programs.
●	$1 million of restructuring and other costs primarily related to transformation initiatives.
●	$6 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares and Private and Public Warrants.

Ardagh Metal Packaging S.A.

Segment information

Three months ended March 31, 2026 compared with three months ended March 31, 2025

Segment results for the three months ended March 31, 2026 and 2025 are:

	Revenue		Adjusted EBITDA
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Europe	625	528	75	49
Americas	879	740	104	106
Group	1,504	1,268	179	155

Revenue

Europe. Revenue increased by $97 million, or 18%, to $625 million in the three months ended March 31, 2026, compared with $528 million in the three months ended March 31, 2025. Excluding favorable foreign currency translation effects of $65 million, revenue increased by $32 million, principally due to favorable volume/mix effects (including the impact of IFRS 15 contract asset).

Americas. Revenue increased by $139 million, or 19%, to $879 million in the three months ended March 31, 2026, compared with $740 million in the three months ended March 31, 2025. The increase in revenue principally reflected the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $26 million, or 53%, to $75 million in the three months ended March 31, 2026, compared with $49 million in the three months ended March 31, 2025. Excluding favorable foreign currency translation effects of $6 million, adjusted EBITDA increased by $20 million, principally due to higher input cost recovery and favorable volume/mix effects (including the impact of IFRS 15 contract asset), partly offset by higher operations and overhead costs.

Americas. Adjusted EBITDA decreased by $2 million, or 2%, to $104 million in the three months ended March 31, 2026, compared with $106 million in the three months ended March 31, 2025. The decrease was primarily driven by higher operations and overhead costs and lower input cost recovery, partly offset by favorable volume/mix effects.

Ardagh Metal Packaging S.A.

Liquidity and capital resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities.

The following table outlines our principal financing arrangements at March 31, 2026:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	517	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
5.000% Senior Secured Green Notes	EUR	570	30-Jan-31	Bullet	570	656	—
6.250% Senior Secured Green Notes	USD	620	30-Jan-31	Bullet	620	620	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	575	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan Facility	Various	390	29-Jan-31	Revolving	—	140	250
Bradesco Facility	BRL	500	30-Oct-26	Bullet	—	—	96
Lease obligations	Various	—	Various	Amortizing	—	333	—
Other borrowings	Various	—	Various	Amortizing	—	22	—
Total borrowings						4,513	346
Deferred debt issue costs						(33)	—
Net borrowings						4,480	346
Cash, cash equivalents and restricted cash						(142)	142
Derivative financial instruments used to hedge foreign currency and interest rate risk						(6)	—
Net debt / available liquidity						4,332	488

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending March 31, 2026.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	March 31, 2027
		(in millions)			(in $ millions)
Global Asset Based Loan Facility	Various	390	29-Jan-31	Revolving	140
Lease obligations	Various	—	Various	Amortizing	91
Other borrowings	Various	—	Various	Amortizing	10
Minimum net repayment					241

The Group generates substantial cash flow from its operations and had $142 million in cash, cash equivalents and restricted cash at March 31, 2026.

Ardagh Metal Packaging S.A.

We believe that our cash balances and future cash flow from operating activities, as well as our current and pending credit facilities, will provide sufficient liquidity to fund our maintenance capital expenditure, interest payments on our notes and other credit facilities and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments through a combination of cash flow generated from operations and, where appropriate, to raise additional financing.

Cash flows

The following table sets forth a summary of our cash flow for the three months ended March 31, 2026 and 2025:

	Unaudited
	Three months ended March 31,
	2026	2025
	$'m	$'m
Operating profit	56	41
Depreciation and amortization	119	111
Exceptional operating items	4	3
Movement in working capital (1)	(498)	(428)
Exceptional costs paid, including restructuring	(6)	(3)
Cash flows used in operations	(325)	(276)
Net interest paid	(11)	(17)
Settlement of foreign currency derivative financial instruments	(7)	(7)
Income tax paid	(3)	(10)
Cash flows used in operating activities	(346)	(310)

Capital expenditure (2)	(59)	(39)
Net cash used in investing activities	(59)	(39)

Proceeds from borrowings	145	—
Repayment of borrowings	(7)	(2)
Deferred debt issue costs paid	(8)	(1)
Lease payments	(45)	(25)
Dividends paid	(60)	(66)
Net cash inflow/(outflow) from financing activities	25	(94)

Net decrease in cash, cash equivalents and restricted cash	(380)	(443)

Cash, cash equivalents and restricted cash at beginning of period	522	610
Exchange gains on cash, cash equivalents and restricted cash	—	10
Cash, cash equivalents and restricted cash at end of period	142	177

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions. Other companies may calculate working capital in a manner different than ours.
(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Cash flows used in operating activities

Cash flows used in operating activities increased by $36 million to $346 million in the three months ended March 31, 2026, from $310 million in the same period in 2025. The increase was due to the net impact of an increase in working capital outflows of $70 million and an increase in exceptional costs paid, including restructuring, of $3 million, partly offset by an increase in operating profit of $15 million, an increase in depreciation and amortization of $8 million, a

Ardagh Metal Packaging S.A.

decrease in income tax paid of $7 million, a decrease in interest payments of $6 million and an increase in exceptional operating items of $1 million.

Net cash used in investing activities

Net cash used in investing activities increased by $20 million to $59 million in the three months ended March 31, 2026, compared with $39 million in the same period in 2025, due to higher maintenance capital expenditure and increased spend on the Group's growth investment program.

Net cash received from financing activities

Net cash used in financing activities represents an inflow of $25 million in the three months ended March 31, 2026 compared with an outflow of $94 million in the same period in 2025.

Proceeds from borrowings of $145 million primarily reflects amounts drawn on the Group’s Global Asset Based Loan facility and other borrowings during the three months ended March 31, 2026.

Repayment of borrowings of $7 million reflects the repayment of other borrowings during the three months ended March 31, 2026.

Lease payments of $45 million in the three months ended March 31, 2026, increased by $20 million compared to $25 million in the three months ended March 31, 2025, primarily relating to a lease in the Americas which included a purchase option that was exercised during the period.

In the three months ended March 31, 2026, the Company paid dividends to shareholders of $60 million (2025: $66 million). On February 24, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 26, 2026 to shareholders of record on March 12, 2026.

Working capital

In the three months ended March 31, 2026, the working capital outflow during the period increased by $70 million to $498 million, from $428 million for the three months ended March 31, 2025. The increase was primarily due to unfavorable cash flows generated from trade and other payables and trade and other receivables, partly offset by favorable cash flows generated from inventories, compared with the same period in 2025.

Exceptional costs paid, including restructuring

Exceptional costs paid, including restructuring, in the three months ended March 31, 2026 increased by $3 million to $6 million, compared with $3 million in the three months ended March 31, 2025. In the three months ended March 31, 2026, amounts paid of $6 million comprised of $5 million of transaction related, start-up and other exceptional costs and $1 million of restructuring costs.

Income tax paid

Income tax paid during the three months ended March 31, 2026 was $3 million, which represents a decrease of $7 million compared with $10 million paid in the three months ended March 31, 2025. The decrease in income tax paid is primarily attributable to refunds received in certain jurisdictions in the three months ended March 31, 2026.

Ardagh Metal Packaging S.A.

Capital expenditure

	Three months ended March 31,
	2026	2025
	$'m	$'m
Europe	46	16
Americas	13	23
Net capital expenditure	59	39

Capital expenditure for the three months ended March 31, 2026 increased by $20 million to $59 million, compared with $39 million for the three months ended March 31, 2025. The increase was mainly driven by higher maintenance capital expenditure and increased spend on the Group's growth investment program. Capital expenditure for the three months ended March 31, 2026 includes $22 million related to the growth investment program.

In Europe, capital expenditure in the three months ended March 31, 2026 was $46 million compared with $16 million in the same period in 2025, with the increase primarily attributable to increased spend on the Group’s growth investment program and higher maintenance capital expenditure. In Americas capital expenditure in the three months ended March 31, 2026 was $13 million, compared with $23 million in the same period in 2025, with the decrease principally attributable to reduced spend on the Group’s growth investment program.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $549 million were sold under these programs at March 31, 2026 (December 31, 2025: $579 million).

Trade Payables Processing

Certain of the Group’s suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. The Group does not direct or have any involvement in the sale of these receivables and availing of these arrangements is at the discretion of the supplier. As the original liability to our suppliers remains, including amounts due and scheduled payment dates, and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables and includes payments to the processors within cash from operations. Included within trade and other payables at March 31, 2026 is an amount of $36 million (December 31, 2025: $84 million) where suppliers have received payments from the processors.

Ardagh Metal Packaging S.A.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain estimates and “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. It is possible that actual events could differ materially from those made in or suggested by the forward-looking statements in this document from our current expectations and projections about future events at the time due to a variety of factors including, but not limited to, the following:

an increase in metal beverage can manufacturing capacity without a corresponding increase in demand;  competition from other metal packaging producers and alternative forms of packaging; concentration of our customers or suppliers, or changes in our customers’ or suppliers’ strategic choices, such as whether to prioritize price or volume requirements; a significant write-down of goodwill; varied seasonal demands for our products and unseasonable weather conditions; changes in consumer lifestyle, nutritional preferences, health-related concerns and warnings, health-related drug developments, social media influence and consumer taxation; further consolidation of our existing customer base; availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass through input costs; stability of energy supply and increase in energy prices, including as a result of the ongoing Russia-Ukraine war and Middle  East conflict; our relationships with our suppliers, including maintenance of existing payment and credit terms, and reliance on their ability to make timely deliveries due to factors such as supply chain disruption; changes in the economic, political, credit, and/or financial environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products; currency, interest rate and commodity price fluctuations; any pandemics or disease outbreaks that may have adverse impacts on worldwide economic activity and our business; interruption in the operations of our production facilities including through infrastructure failure caused by physical damage or weather-related disruption; acquisitions, including with respect to successful integration; organized strikes or work stoppages by our unionized employees; dependence on our executive and senior management, and other highly skilled personnel; costs and future funding obligations associated with post-retirement benefits provided to our employees; data protection, data breaches, cyberattacks on our IT systems and network disruptions, including the costs and reputational harm associated with such events; impact of climate change, both physical and transitional, as well as those associated with the failure to meet our sustainability targets; environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us; legislation and regulation, including costs of compliance and changes to laws and regulations governing our business; workplace injury and illness claims at our production facilities; failure of our control measures and systems that result in faulty or contaminated products and potential related reputational risk; litigation, arbitration and other proceedings; insufficient or prohibitively expensive insurance coverage; failure to maintain an effective system of disclosure controls and internal controls over financial reporting; risk relating to the Services Agreement; risks relating to our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements; risks relating to the ownership of our Ordinary Shares, including those associated with the activities of our shareholders and our position as a company controlled by the Ardagh Group and our status as a Luxembourg company and a foreign private issuer; and other risks and uncertainties described in the risk factors described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by the us with the SEC.

Ardagh Metal Packaging S.A.

Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not assume any obligation to update or supplement any particular forward-looking statements contained in this document.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Ardagh Metal Packaging S.A.